                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of December 2003
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                                  Kookmin Bank
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                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X      Form 40-F
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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes              No X
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                   Kookmin Bank's Purchase of Treasury Stocks

On December 12, 2003, Kookmin Bank announced that it has participated in the Korean Government's auction for the sale of its stake in the Bank, and accordingly, purchased 27,423,761 shares. The purchase details are as follows, which shall update the information previously disclosed on November 26, 2003.

1   Purchase price:  KRW 43,700

2   Number of shares:  27,423,761 shares

3   Purchase period:  From December 17, 2003 to December 19, 2003

4   Holding period of the treasury stocks:  At least 6 months from the date of purchase

With regard to the disclosure about retirement of shares of the Bank on November 26, 2003, Kookmin Bank announced that the retirement has been revoked following its consultation with Korean regulatory bodies. Accordingly, Kookmin Bank no longer intends to purchase its treasury stocks for the purpose of retirement of shares.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Kookmin Bank
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                                             (Registrant)

       Date: December 12, 2003                By: /s/ Jong-Kyoo Yoon
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                                              (Signature)

                                              Name:   Jong-Kyoo Yoon
                                              Title:  Executive Vice President &
                                                      Chief Financial Officer